02035091

P.E 4-30-02

0-29712

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING RECEIVED MAY 0 6 2002 WASH, D.C. 151 SECTION

For the month of April, 2002.

Dorel Industries Inc.

(Translation of registrant's name into English)

1255 Greene Avenue, Suite 300, Montreal, Quebec H3Z 2A4

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCESSED MAY 1 5 2002 THOMSON FINANCIAL

Dorel Industries Inc.
(Registrant)

Date May 2, 2002

By [signature]
(Signature) *

Frank Rana - Treasurer

* Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documentation Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

SEC 1815 (07-01)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Index to Exhibits at Page 3

CRGH

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders or each class of securities to which any reporting obligation under Section 13(a) of 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
99.1	Press Release dated April 26, 2002	4

COMMUNIQUÉ

JUVENILE

Cosco

Maxi-Miliaan B.V.

Safety 1st

Dorel (U.K.)

READY-TO-ASSEMBLE

Ameriwood

Ridgewood

HOME FURNISHINGS

Dorel Home Products

Cosco

Dorel Asia

EXCHANGES

CANADA:
Toronto
Stock Exchange:
DII.A, DII.B

U.S.A.:
NASDAQ:
DIIBF

DOREL INDUSTRIES ANNOUNCES CLASS B SHARE OFFERING

MONTREAL, QUEBEC, April 26, 2002 – Dorel Industries Inc. (NASDAQ: DIIBF; TSE: DII.A, DII.B) announced today that it has entered into an agreement with a syndicate of underwriters under which the underwriters have agreed to buy and sell to the public in Canada 3,500,000 Class B Subordinate Voting Shares of the Company. Of these shares, 2,500,000 are from Dorel's treasury and 1,000,000 from members of Dorel's senior management. The underwriters also have an option to purchase up to an additional 500,000 Class B Subordinate Voting Shares from treasury, exercisable at any time up to 24 hours prior to closing. The purchase price of Cdn.$38.50 per Class B Subordinate Voting Share will result in gross proceeds of approximately Cdn.$96 million to Dorel, assuming that the underwriters' option is not exercised, and approximately Cdn.$115 million if the option is fully exercised. Closing is expected on or about May 22, 2002.

The securities offered have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

PROFILE

DOREL INDUSTRIES INC. is a rapidly growing global consumer products manufacturer specializing in three product areas: juvenile products, ready-to-assemble (RTA) furniture, and home furnishings. Dorel's product offerings include a wide variety of RTA furniture for home and office use; juvenile products such as infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories; and home furnishings such as metal folding furniture, chairs, tables, futons and step stools.

Dorel employs approximately 3,600 people in nine countries. Major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; Cartersville, Georgia; and Canton, Massachusetts. The Company's major divisions in the United States include Ameriwood Industries and the Dorel Juvenile Group (DJG USA), which incorporates the Cosco and Safety 1st brand names. In Canada, Dorel operates Ridgewood Industries and Dorel Home Products. European operations are carried out through the Dorel Juvenile Group (DJG Europe) which includes the Maxi-Cosi, Quinny and Safety 1st brand names. Dorel's international sourcing operations are carried out through Dorel Asia based in Hong Kong.

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CONTACT:
Maison Brison
Rick Leckner
Jon Reider
(514) 731-0000

Dorel Industries Inc.
Jeffrey Schwartz
(514) 934-3034

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

05/03/2002 16:07 FAX 5148463427 HEENAN BLAIKIE MTL 002